UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: September 10, 2013 to November 8, 2013

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

EX 99.1:	Total, Outlook and Objectives, France
EX 99.2:	Total launches the development of Incahuasi, Bolivia
EX 99.3:	Jubail Platform Ships First Cargo of Refined Products, Saudi Arabia
EX 99.4:	Total and Etrion to build world’s largest solar merchant project, Chile
EX 99.5:	Total Acquires Offshore Exploration Interests, South Africa
EX 99.6:	Total sells E&P assets to National Gas Company, Trinidad &Tobago
EX 99.7:	Total Awarded 20% Interest in the Super-Giant Libra Field in the Santos Basin, Brazil
EX 99.8:	Total sanctions Vega Pleyade offshore field development in Tierra del Fuego, Argentina
EX 99.9:	Ekofisk South brought on stream in the North Sea, Norway
EX 99.10:	France Creates a Cutting-Edge Solar Institute, France
EX 99.11:	Total Announces the Mirawa Discovery, Kurdistan Region of Iraq
EX 99.12:	Fort Hills development strengthens Total’s position, Canada
EX 99.13:	Third Quarter 2013 Results, France
EX 99.14:	Total announces its interim dividend for the Third Quarter 2013, France
EX 99.15:	Arnaud Breuillac appointed President, Exploration & Production at Total, France
EX 99.16:	Total awarded a solar power generation plant, South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: November 8, 2013	By:	/s/ Humbert de Wendel

	Name:	Humbert de WENDEL

	Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1: France: Total, Outlook and Objectives (September 23, 2013)

➢	EXHIBIT 99.2: Bolivia: Total launches the development of Incahuasi (September 25, 2013)

➢	EXHIBIT 99.3: Saudi Arabia: Jubail Platform Ships First Cargo of Refined Products (September 26, 2013)

➢	EXHIBIT 99.4: Chile: Total and Etrion to build world’s largest solar merchant project (September 26, 2013)

➢	EXHIBIT 99.5: South Africa: Total Acquires Offshore Exploration Interests (September 30, 2013)

➢	EXHIBIT 99.6: Trinidad &Tobago: Total sells E&P assets to National Gas Company (September 30, 2013)

➢	EXHIBIT 99.7: Brazil: Total Awarded 20% Interest in the Super-Giant Libra Field in the Santos Basin (October 21, 2013)

➢	EXHIBIT 99.8: Argentina: Total sanctions Vega Pleyade offshore field development in Tierra del Fuego (October 24, 2013)

➢	EXHIBIT 99.9: Norway: Ekofisk South brought on stream in the North Sea (October 28, 2013)

➢	EXHIBIT 99.10: France Creates a Cutting-Edge Solar Institute (October 29, 2013)

➢	EXHIBIT 99.11: Iraq: Total Announces the Mirawa Discovery in the Kurdistan Region of Iraq (October 30, 2013)

➢	EXHIBIT 99.12: Canada: Fort Hills development strengthens Total’s position in Canada (October 31, 2013)

➢	EXHIBIT 99.13: France: Third Quarter 2013 Results (October 31, 2013)

➢	EXHIBIT 99.14: France: Total announces its interim dividend for the Third Quarter 2013 (October 31, 2013)

➢	EXHIBIT 99.15: France: Arnaud Breuillac appointed President, Exploration & Production at Total (November 4, 2013)

➢	EXHIBIT 99.16: South Africa: Total awarded a solar power generation plant (November 5, 2013)